Mail Stop 3561

December 28, 2006

<u>Via U.S. Mail</u>

Michael H. Cole, Esq.
Vice President, Chief Legal Officer & Secretary
Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 23430

Re: Smithfield Foods, Inc.
          Amendment no. 1 to Registration Statement on Form S-4
          Filed December 13, 2006
          File No. 333-138090

Dear Mr. Cole,

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

<u>Registration Statement</u>

<u>Interests of certain persons in the merger, page 5</u>

1. Please disclose here the aggregate amount of severance payments that the executive officers might receive.

<u>Recommendation of the PSF Board of Directors; Reasons for the Merger, page 27</u>

2. We note your response to prior comment 12 of our letter dated November 15, 2006 and reissue in part. Please revise to describe how the current and historical financial condition and results of operations of PSF and the most recent financial projections of PSF contributed to the board's determination to recommend adoption of the merger agreement.

3. Please send us a copy of the analyst report mentioned in the second bullet and tell us the closing price of PSF stock that day.

Conversion of PSF Stock Options, page 39
Vesting of Restricted Stock, page 40

4. We note from your response to prior comment 13 that you have amended your calculation of the purchase price to include the fair value of the PSF options converted into Smithfield options of approximately $2.9 million. We also note that you have calculated the fair value of both Smithfield and PSF options using the Black-Scholes option-pricing model, and based on your analysis, you determined that the fair value of the Smithfield options approximates the fair value of the PSF options on December 8, 2006. Please clarify for us and revise the notes to the pro forma financial statements to show how the additional purchase price of $2.9 million representing the fair value of the PSF stock options converted into Smithfield options were calculated. Provide us with your analysis supporting why you believe that the fair value of the Smithfield options approximates the fair value of PSF options. Your response and revised disclosure should discuss the significant assumption made and estimates used by management to determine the fair value of the PSF and Smithfield options. We may have further comment upon receipt of your response.

Notes to Unaudited Pro Forma Combined Condensed Financial Data, page 74

5. We note your response to prior comment 21 indicating that you do not believe there will be significant identifiable assets from the PSF acquisition and accordingly no pro forma adjustments have been made for identifiable intangible assets. In this regard, please explain to us and disclose in the notes to the pro forma financial information the factors and/or reasons contributing to a purchase price that is resulting in the recognition of goodwill.

6. Further, notwithstanding the above, please explain in detail why you do not believe there will be significant identifiable assets when it appears that there will be a significant amount of excess of purchase price over net tangible assets acquired ($241 million), and further, you will be acquiring trade names and customer relationship assets (i.e. customer lists, contracts acquired, etc) as part of the merger. We may have further comment upon receipt of your response.

7. Finally, please revise the notes the pro forma financial statements to disclose the periods being used to depreciate or amortize any fair value adjustment to the asset and liabilities acquired (e.g. property, plant and equipment, identifiable definite-lived assets, etc) to expense as previously requested in prior comment number 20.

Exhibit 5.1

8. Please revise to provide an opinion as to whether the rights are binding obligations of Smithfield.

9. Furthermore, it is inappropriate to assume that members acted in a matter consistent with their fiduciary duties. You may note that the enforceability of the rights agreement may depend on whether a court would decide that maintaining the rights agreement is a reasonable response to any particular proposal to acquire the company.

Exhibit 8.2

10. Please refer to the third paragraph on page 2. Please revise to delete the second sentence. It is inappropriate to limit the use of your opinion.

11. Please delete the third and fourth sentences of the second paragraph, or file an opinion on the date of effectiveness. For your planning purposes, please be aware that we will need to review the signed legal opinion prior to the registration statement being declared effective.

Annual Report on Form 10-K for the year ended April 30, 2006

Notes to Consolidated Financial Statements
Note 3. Acquisitions, Dispositions and Facility Disclosures

12. We note in response to prior comment 32 you have revised your acquisitions footnote in your Form 10-Q for the quarter ended September 23, 2006 to include the primary reasons for the acquisitions, in addition to the amount of the related goodwill acquired. However, you are also required to provide a description of the factors that lead to a purchase price resulting in the recognition of goodwill. Please confirm your understanding of the disclosure requirements under paragraph 51b of SFAS No. 141 and confirm that that you will comply with such disclosure requirements in future filings.

13. Similarly, please explain to us and revise your disclosures in future filings to discuss the underlying business reason(s) for the recognition of negative goodwill in connection with your acquisition of the non-turkey assets of the branded meats business of ConAgra Foods, Inc. disclosed on page 7 of your Form 10-Q for the quarter ended September 23, 2006.

14. Reference is made to your goodwill and other intangible assets accounting policy on page F-10. We note from your disclosure that you indicate separable intangible

Michael H. Cole, Esq.
Smithfield Foods, Inc.
December 28, 2006
Page 4

assets with finite lives are amortized over their useful lives. In this regard, please provide us in your next response and revise future filings to include all disclosure requirements under paragraph 45 of SFAS No. 142 as we were unable to find such disclosures in the notes to your financial statements. If you do not believe you are required provide such disclosures, please explain why and provide us with the basis for your conclusions.

15. Also, for intangible assets acquired in connection with your recent and pending acquisitions, please ensure that the disclosures required by paragraph 44 of SFAS No. 142 are provided in the notes to your financial statements in any future filings.

Other

16. Provide a currently dated consent from the independent public accountants in the amendment.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jean Yu at (202) 551-3308 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Robert E. Spatt, Esq.
        Simpson Thacher & Bartlett LLP
        via facsimile: (212) 455-2502